SOL STRATEGIES REPORTS FISCAL THIRD QUARTER FINANCIAL RESULTS

First Quarter of Segmented Reporting Reflects Addition of Houdini Privacy Technology Business

TORONTO, August 17, 2026 -  SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), a digital asset infrastructure company focused on high performance blockchain and privacy technologies, reported its financial results for the fiscal third quarter ended June 30, 2026. This is the first quarter in which results reflect the acquisition of HoudiniSwap LLC ("Houdini"), the Company's privacy-focused platform, and the first quarter the Company is reporting on a segmented basis between its Houdini subsidiary and its core infrastructure business. The Company has released a video discussion of these financial results on its website that can be viewed at SOL Strategies Q32026 Earnings Discussion.

The Company's financial statements and management discussion & analysis are available on SEDAR+ at www.sedarplus.ca.

Financial Highlights for the Third Quarter Ended June 30, 2026:

• Swap aggregator fees of $1.2 million from the Company's recently acquired, wholly-owned subsidiary, HoudiniSwap LLC ("HoudiniSwap") representing one month's operations. HoudiniSwap also contributed $768,000 of EBITDA during the period.

• Staking and validation income of $622,299 vs $3,040,282 for the same period in 2025.  The decrease is mainly due to a significant decline in the average Solana price during the period and a reduction in per-epoch staking & block rewards rewards resulting from Solana's programmed disinflation of staking emissions and improved blockchain efficiency

• Assets under Delegation were 3.4 million SOL (CAD$355 million) as of June 30, 2026, down 8% from 3.74 million SOL at June 30, 2025. The Company's validators maintained 100% uptime and a peak APY of 5.84%, above the Solana network average of 5.53%.

• Total SOL holdings of approximately 460,000 SOL (CAD $48 million) as of June 30, 2026, compared to 435,159SOL (CAD $126.4 million million) at September 30, 2025, with the Company serving more than 33,000 unique wallets across its validator network at quarter-end.

"This was a milestone quarter for SOL Strategies," said Michael Hubbard, Chief Executive Officer. "We closed the Houdini acquisition on June 1, and even with just one month of results included, the business performed well and gave us our first look at what a privacy and cross-chain execution layer can add on top of our validator and treasury operations. With an EBITDA margin of over 60% and over CAD1.2mm in revenue for just the first month, the Houdini business is a fundamental change that we expect to perform very well in the coming quarters."

Financial Results Discussion:

The Company has released a video discussion of these financial results where CEO Michael Hubbard, CFO Doug Harris, and CSO Steve Ehrlich discuss the quarter's results and respond to investor questions submitted in advance.  The video is available on-demand via the investor relations section of the Company's website at the link below.

Event: SOL Strategies, Inc. Fiscal Third Quarter 2026 Financial Results Discussion
Webcast Link: SOL Strategies Q32026 Earnings Discussion

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a digital asset infrastructure company focused on high-performance blockchain and privacy technologies. Headquartered in Toronto, the Company operates staking infrastructure and privacy technology on public blockchain networks, serving a broad range of participants from individual SOL holders to institutional clients.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

Doug Harris, Chief Financial Officer, 416-480-2488

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Company's fiscal third quarter 2026 financial results, the planned release of the video discussion, and the expected impact of the Company's financing activities and operational growth on its long-term objectives. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.